Exhibit 12.3

             KERR McGEE CORPORATION

KM memo

To:	All Employees
From:	Luke Corbett, Chairman and Chief Executive Officer
Date:	April 14, 2005
Re:	Announcement of Tender Offer

        Today, we announced that Kerr-McGee's board of directors has approved a modified "Dutch Auction" tender offer for up to $4 billion of its common stock, at a price not less than $85 per share or more than $92 per share. I'd like to share with you our strategy behind this announcement.

        We regularly review our assets, operations and objectives to ensure that they are in alignment with our strategy and our efforts to enhance value for stockholders. Considering the current high commodity prices and strong market for oil and gas assets, the Board decided that the divestiture of selected lower-growth, higher-decline oil and gas assets, an expanded hedging program and a revision in our dividend policy would strengthen our company and position us for future growth per share. We are returning the value from these transactions, coupled with the proceeds we expect from the separation of our chemical business and strong cash flow, to our stockholders through the tender offer that we announced today.

        This tender offer will be available to all stockholders, including employees who hold stock. Details on the offer will be mailed to stockholders.

        In regards to the divestiture of selected oil and gas properties to strengthen our asset portfolio, these properties are shorter-life assets with limited value-adding opportunities.

        Following are more details on the properties we are planning to include in the divestiture at this time, but please note that the program could be impacted by the market forces. The assets that we plan to divest include:

  •
  All of our Gulf of Mexico shelf properties
  •
  A portion of our properties in the United Kingdom sector of the North Sea
  •
  Selected assets in the U.S. onshore Southern Division
  •
  All U.S. onshore Powder River Basin properties

        Remember that these are targeted assets and may not necessarily reflect the final divestitures. We will provide more information as we move forward and will keep you informed of important decisions and developments. We will continue to post information on the intranet under a "News and Frequently Asked Questions" tab on the home page.

        In addition, based on our commitment to deliver stockholder value through the chemical business separation and share repurchase program, the Icahn Group agreed not to pursue its effort to put two of its candidates on Kerr-McGee's board of directors, and we have dropped our lawsuit against them. Both the Icahn Group and its associate, JANA Partners, have said publicly that they support our actions and agree these programs will prove beneficial to all our stockholders. We are pleased that these stockholders understand the strength of our company and are supportive of our actions.

        I recognize that change often can be difficult and distracting. Please know that your management team and I are focused on positioning Kerr-McGee and the chemical business for future growth and success. I encourage you to remain focused on your goals and objectives. Most importantly, please continue to place priority on safety so that everyone goes home injury free every day.

        As I've said before, we have great employees, and I want to emphasize how much the board and I appreciate your hard work and commitment. I'm confident that our emerging oil and gas company, as well as the stand-alone chemical business, will be well positioned to deliver consistent and competitive performance. We've built a great company over the past 76 years and together, we can lay the foundation for our future success.

IMPORTANT INFORMATION

        This memorandum is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to stockholders on April [X], 2005. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Kerr-McGee with the U.S. Securities and Exchange Commission at the Commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at (877) 278-6310. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.